November 17, 2025

James Marischen
Chief Financial Officer
Stifel Financial Corp.
501 North Broadway
St. Louis, MO 63102

        Re: Stifel Financial Corp.
            Form 10-K for Fiscal Year Ended December 31, 2024
            File No. 001-09305
Dear James Marischen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Finance